Exhibit 3.50

SUNGARD RECOVERY SERVICES L.P.

AGREEMENT OF LIMITED PARTNERSHIP

This partnership agreement of SunGard Recovery Services, L.P., a Pennsylvania limited partnership, is entered into the 1st day of January, 2001, by and among SunGard Computer Services Inc. as the general partner, and the parties whose names are set forth as limited partners on Exhibit “A” attached hereto.

BACKGROUND:

WHEREAS, the parties wish to form a limited partnership under the Pennsylvania Revised Uniform Limited Partnership Act, 15 Pa.C.S. § 8501 et seq., pursuant to the terms and conditions of this Agreement;

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1

DEFINED TERMS; OPERATION OF PARTNERSHIP

1.1 Defined Terms. When used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“Act” means the Pennsylvania Revised Uniform Limited Partnership Act.

“Adjusted Capital Account” means a Partner’s Capital Account, adjusted as follows: any deficit balance in a Partner’s Capital Account shall be reduced by any amount that the Partner is obligated to restore to the Partnership.

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, general partner, or manager of such Person, or (iv) any Person who is an officer, director, general partner, manager, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, “controls,” “is controlled by,” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” means this partnership agreement, as the same may be amended from time to time.

“Bankruptcy” means, with respect to any Person, (i) the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or such Person’s debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person for any substantial part of its property, or (ii) without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any bankruptcy, liquidation, dissolution, or other similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

“Book Value” means the adjusted basis of the Partnership’s property for federal income tax purposes, with the adjustments provided in accordance with Section 2.4.4 of this Agreement.

“Capital Account” means the account established and maintained for each Partner in accordance with Section 2.4 of this Agreement.

“Capital Contribution” means the amount of money and the Book Value of any property contributed to the Partnership by a Partner (net of any liabilities to which such property is subject or that are assumed by the Partnership in connection with such contribution). If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Contribution of the transferor to the extent it relates to the transferred Interest.

“Capital Event” means any disposition of all or any part of Partnership property not in the ordinary course of business, including, without limitation, a sale, exchange, condemnation, casualty, or grant of a long-term leasehold, or the borrowing of money by the Partnership, secured by Partnership property or any part thereof, for the purpose of making distributions to the Partners or paying the entire balance due, including accrued interest, on any outstanding loan secured by the Partnership property or any part thereof.

“Capital Interest” means the ownership interest (expressed as a percentage of the Partners’ Capital Accounts) in the capital of the Partnership.

“Certificate” means the certificate of limited partnership for the Partnership, and any amendments thereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Depreciation” means the amount determined for each year or other period as an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any Partnership property for such year or other period, except that, if the Book Value of any property differs from its adjusted tax basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of a property at the beginning of a year is zero, Depreciation shall be determined for such property with reference to Book Value using any reasonable method selected by the General Partner.

“General Partner” means the Person designated as general partner in Exhibit “A” attached to this Agreement, and any Person subsequently admitted as a general partner in accordance with the terms of this Agreement.

“Incapacity” means (a) with respect to a natural Person, the Bankruptcy, death or determination of incompetency or insanity of such Person and (b) with respect to any other Person, the Bankruptcy, liquidation or dissolution of such Person.

“Indemnified Party” means the General Partner, any member, manager, officer, director, shareholder, employee, or agent of the General Partner, and any officer of the Partnership.

“Interest” means an ownership interest in the Partnership, including all of the rights and obligations in connection therewith under this Agreement and the Act.

“Limited Partners” means the Persons designated as limited partners in Exhibit “A” attached to this Agreement, and any Person subsequently admitted as a limited partner in accordance with the terms of this Agreement.

“Liquidator” means a Person chosen by the holders of a majority of the Capital Interests of the Limited Partners to supervise the liquidation of the Partnership if there is no General Partner at the time of such liquidation.

“Net Capital Proceeds” means gross cash or property received by the Company from all Capital Events, including reductions in Reserves that reduced Net Capital Proceeds for prior periods, reduced by the portion used (i) to pay Company expenses incurred in connection with such Capital Event, (ii) to make capital expenditures, including for the acquisition of any additional or replacement property, and (iii) to fund Reserves.

“Net Ordinary Proceeds” means gross cash or property received by the Company from all sources other than Capital Contributions or Capital Events, including reductions in Reserves that reduced Net Ordinary Proceeds for prior periods, reduced by the portion used (i) to pay Company expenses, and (ii) to fund Reserves.

“Partners” means the General Partner and the Limited Partners, and any Person subsequently admitted as a partner in accordance with the terms of this Agreement.

“Partnership” means the limited partnership formed and operated pursuant to the terms of this Agreement.

“Person” means any individual or any partnership, corporation, trust, limited liability company or other legal entity.

“Profits” and “Losses” mean, for each year or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, determined in accordance with the Code, with the following adjustments:

(a) Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section 4.1 shall be added to such taxable income or loss.

(b) If the Book Value of any Partnership property is adjusted pursuant to Section 2.4.4(b) of this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property for purposes of computing Profits or Losses.

(c) Gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Book Value.

(d) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such year or other period as determined in accordance with this Agreement.

(e) Items of income, gain, loss or deduction allocated pursuant to Section 4.2 shall be excluded from Profits and Losses.

“Profits Interest” means the percentage, designated in Exhibit “A,” by which the Partnership’s Profits and Losses are to be allocated to Partners.

“Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Reserves” means amounts set aside to pay future costs or expenses that are anticipated to exceed cash available to pay such costs or expenses when due, as determined in the sole discretion of the General Partner.

“Unreturned Capital Contributions” means a Partner’s Capital Contributions reduced (but not below zero) by all distributions to such Partner pursuant to Section 3.2(a). If there is a revaluation of Partnership property in accordance with Section 2.4.4(b)(i) of this Agreement, the amount of any adjustment to a Partner’s Capital Account in connection with such revaluation shall be treated as an increase (if such adjustment is positive) or decrease (if such adjustment is negative) in such Partner’s Unreturned Capital Contributions. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

1.2 Formation; Name. The Partnership was formed by the filing of the Certificate. The Partners hereby agree to operate the Partnership as a limited partnership under the Act. The Partnership shall be operated under the name “SunGard Recovery Services L.P.” The General Partner shall file such other certificates and documents as are necessary to qualify the Partnership to conduct business in any jurisdiction in which the Partnership conducts business. A copy of the Certificate shall be provided to any Partner on request.

1.3 Registered Agent and Office; Principal Office. The registered agent and office of the Partnership required under the Act shall be as designated in the Certificate, and may be changed by the General Partner in accordance with the Act. The principal business office of the Partnership shall be located at 1285 Drummers Lane, Wayne, Pennsylvania 19087, or such other address as shall be designated by the General Partner with written notice to the Limited Partners.

1.4 Purpose. The purpose of the Partnership is to engage in any lawful business for which limited partnerships may be organized under the Act. The Partnership is authorized to do any and all acts and things necessary, appropriate, advisable, incidental to, or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Partnership.

1.5 Term. The term of the Partnership commenced on the date of filing of the Certificate, and the Partnership shall continue until terminated in accordance with the provisions of this Agreement.

1.6 Title to Property. All real and personal property owned by the Partnership shall be owned by the Partnership as an entity and no Partner shall have any ownership interest in such property in the Partner’s individual name or right, and each Partner’s Interest shall be personal property for all purposes. The Partnership shall hold all of its real and personal property in the name of the Partnership and not in the name of any Partner.

1.7 Waiver of Partition. No Partner shall either directly or indirectly take any action to require partition or appraisement of the Partnership or of any of its assets or properties or cause the sale of any Partnership property, and notwithstanding any provisions of applicable law to the contrary, each Partner hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to such Partner’s Interest, or with respect to any assets or properties of the Partnership, except as expressly provided in this Agreement.

SECTION 2

CAPITAL CONTRIBUTIONS; INTERESTS; CAPITAL ACCOUNTS

2.1 Capital Contributions. The Capital Contributions of the Partners are set forth on Exhibit “A” attached hereto.

2.2 Additional Capital Contributions and Loans. No Partner shall be obligated to make any additional Capital Contributions or loans to the Partnership.

2.4 Capital Accounts. A Capital Account shall be maintained and adjusted for each Partner in accordance with the following provisions:

2.4.1 Additions to Capital Accounts. To each Partner’s Capital Account there shall be added the Partner’s Capital Contributions and the Partner’s distributive share of Profits and any items of income or gain which are allocated separately from Profits under Section 4.3.

2.4.2 Subtractions from Capital Accounts. From each Partner’s Capital Account there shall be subtracted the amount of money and the Book Value of any

Partnership property distributed to the Partner (net of any liabilities to which the property is subject or that are assumed by the Partner in connection with the distribution), and the Partner’s distributive share of Losses and any items of expenses or losses which are allocated separately from Losses under Section 4.3.

2.4.3 Transfers. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

2.4.4 Book Values. For purposes of determining a Partner’s Capital Contributions and Capital Account, property held by the Partnership shall be taken into account in accordance with the following provisions:

(a) The Book Value of any property contributed by a Partner to the Partnership initially shall be the gross fair market value of the property.

(b) The Book Value of all Partnership property may be adjusted at the discretion of the General Partner to equal the respective gross fair market values of the property as of the following times: (i) the acquisition of an additional Interest by any new or existing Partner in exchange for services or more than a de minimis Capital Contribution; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for an Interest; or (iii) the dissolution of the Partnership. If any property is distributed to a Partner, the Book Value of such property shall be adjusted to equal the gross fair market value of such property immediately before such distribution.

(c) The Book Value of Partnership property shall be adjusted by the Depreciation taken into account with respect to such property.

2.4.5 Compliance with Regulations. The foregoing provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and the Regulations issued thereunder, and shall be interpreted and applied in a manner consistent with such Regulations. If the General Partner determines that it is appropriate to modify the manner in which the Capital Accounts are computed in order to comply with such Regulations, the General Partner may make such modification, provided that such modification shall not have a material effect on the amounts distributable to any Partner.

2.5 Guaranteed Payment. [[TO BE DISCUSSED]]

2.6 No Deficit Make-Up. No Partner shall be obligated to the Partnership, or any other Partner solely because of a deficit balance in such Partner’s Capital Account.

SECTION 3

DISTRIBUTIONS

3.1 Distributions of Net Ordinary Proceeds. Net Ordinary Proceeds shall be distributed among the Partners in accordance with their Capital Interests.

3.2 Distributions of Net Capital Proceeds. Net Capital Proceeds will be distributed among the Partners as follows:

(a) First, among the Partners in proportion to their relative Unreturned Capital Contributions, until all Unreturned Capital Contributions have been reduced to zero;

(b) Then, among the Partners in accordance with their Capital Interests.

3.3 Amounts Withheld. The Company is authorized to withhold from distributions or with respect to allocations and pay over to any federal, state, local, or foreign government any amounts required to be withheld pursuant to any provisions of federal, state, local, or foreign law. All amounts so paid shall be treated as amounts distributed to the Members pursuant to this Section 3.1 or 3.2 of this Agreement, depending on the source of the item that is responsible for such withholding obligation. To the extent any amount withheld with respect to a Member pursuant to this Section 3.3 for any year exceeds the amount distributable to such Member for such year, such Member shall repay such excess to the Company within ten (10) days after such Member receives written notice from the Company of the amount of such excess.

SECTION 4

PROFITS AND LOSSES

4.1.1 Profits from Operations. After taking into account any special allocations pursuant to Section 4.2 and subject to any limitations contained therein, Profits from any source other than a Capital Event for any year or portion thereof shall be allocated among the Partners in accordance with their Profits Interests.

4.1.2 Losses from Operations. After taking into account any special allocations pursuant to Section 4.2 and subject to any limitations contained therein, Losses from any source other than a Capital Event for any year or portion thereof shall be allocated among the Partners in accordance with their Profits Interests.

4.1.3 Profits from Capital Events. After taking into account any special allocations pursuant to Section 4.2 and subject to any limitations contained therein, and after adjusting Capital Accounts for all allocations of Profits and Losses pursuant to Section 4.1.1 and Section 4.1.2 and distributions pursuant to Section 3.1 for the year, but prior to adjusting Capital Accounts for distributions pursuant to Section 3.2 for the year, Profits from a Capital Event shall be allocated among the Partners as follows:

(a) First, among the Partners with negative Capital Account balances in proportion to each such Partner’s relative negative Capital Account balance, until all negative Capital Account balances are eliminated;

(b) Then, among the Partners with Unreturned Capital Contributions in excess of their Capital Account balances in proportion to each such Partner’s share of such excess, until each Partner’s Capital Account balance is equal to such Partner’s Unreturned Capital Contribution;

(c) Then, among all of the Partners in accordance with their Profits Interests.

4.1.4 Losses from Capital Events. After taking into account any special allocations pursuant to Section 4.2 and subject to any limitations contained therein, and after adjusting Capital Accounts for all allocations of Profits and Losses pursuant to Section 4.1.1 and Section 4.1.2 and distributions pursuant to Section 3.1 for the year, but prior to adjusting Capital Accounts for distributions pursuant to Section 3.2 for the year, Losses from a Capital Event shall be allocated among the Partners as follows:

(a) First, among the Partners with Capital Account balances in excess of their Unreturned Capital Contributions in proportion to each such Partner’s share of such excess, until each Partner’s Capital Account balance is equal to such Partner’s Unreturned Capital Contribution;

(b) Then, among the Partners with positive Capital Account balances in proportion to each such Partner’s relative positive Capital Account balance, until all positive Capital Account balances are eliminated;

(c) Then, among all of the Partners in accordance with their Profits Interests.

4.2 Special Allocations.

4.2.1 Limitation on Allocation of Items of Loss or Deduction. No Partnership items of loss or deduction may be allocated to any Partner to the extent such allocation would result in an Adjusted Capital Account deficit balance for such Partner. Any items of loss or deduction that are prohibited to be allocated to a Partner under the preceding sentence shall be reallocated among the other Partners to whom such limitation does not apply in accordance with their relative Profits Interests. If, at the end of a year, any Partner has an Adjusted Capital Account deficit balance, such Partner shall be allocated items of gross income and gain to the extent necessary to eliminate such deficit balance.

4.2.5 Curative Allocations. The special allocations set forth in this Section 4.2 are intended to comply with the requirements of the Regulations and the Code. It is the intent of the Partners that all such special allocations shall be offset with other special allocations. Accordingly, to the extent consistent with the Regulations, to the extent that any such special allocations are made to a Partner, subsequent offsetting special allocations shall be made to such Partner such that the net amount of all items of income, gain, loss and deduction allocated to each Partner is the same that would have been allocated to each Partner if no special allocations had been made to any Partner, taking into account future special allocations that, although not yet made, are likely to offset previous special allocations.

4.3 Allocation During Year. For purposes of determining Profits, Losses, or any other items allocable to any period ending on a date other than the last day of the Partnership’s year, Profits, Losses, and items of income, gain, loss and deduction shall be allocated among such periods as shall be determined by the General Partner.

SECTION 5

MANAGEMENT OF PARTNERSHIP

5.1 General Provisions Concerning Management. Subject to the express limitations contained in the other provisions of this Agreement, the General Partner shall have the exclusive right and responsibility to manage the business of the Partnership and is hereby authorized to take any action of any kind and to do anything and everything the General Partner deems necessary in connection therewith. The General Partner shall have all of the rights and powers of a general partner under the Act. In connection with the foregoing, the General Partner is authorized and empowered:

(a) to appoint, by written designation filed with the records of the Partnership, one or more persons to act on behalf of the Partnership as officers of the Partnership with such titles as may be appropriate including the titles of President, Vice President, Treasurer, Secretary and Assistant Secretary, and

(b) to delegate any and all power and authority with respect to the business and affairs of the Partnership to any individual or entity including any officers and employees of the Partnership.

Any person appointed as an officer of the Partnership with a title customarily held by an officer of a corporation shall have the same power and authority to act on behalf of the Partnership as an officer holding the same title would customarily have in a corporation organized under the laws of Pennsylvania.

The Limited Partners shall not have any right or power to take part in the management or control of the Partnership or its business and affairs or to act for or bind the Partnership in any way.

5.2 Contracts with Affiliates. The General Partner, on behalf of the Partnership, may enter into contracts and agreements for property or services in the ordinary course of business with any Partner or any Affiliate of a Partner, provided such contracts and agreements are on terms and conditions which are no less favorable to the Partnership than could be obtained by the Partnership in the same type of transaction with an independent third party.

5.3 Partnership Expenses. All expenses of the Partnership shall be billed directly to and paid by the Partnership. The General Partner shall be reimbursed for all expenses incurred by it for or on behalf of the Partnership.

SECTION 6

BOOKS AND RECORDS; TAX AND FINANCIAL MATTERS

6.1 Books and Records. The Partnership books and records shall be maintained at the principal office of the Partnership, and each Partner shall have access thereto during normal business hours.

6.2 Fiscal Year. The year of the Partnership shall end on the last day of the month of December of each year.

6.3 Reports and Tax Returns. The Partnership books shall be closed and balanced at the end of each year. The books and records and tax returns of the Partnership shall be available for inspection by any Partner at the principal business office of the

Partnership during normal business hours. All tax elections concerning the Partnership shall be made by the General Partner.

6.4 Tax Matters Partner. The General Partner shall be the “tax matters partner”. The tax matters partner shall promptly and fully transmit to the Partners a copy of any written notice or communication received from the Internal Revenue Service by the tax matters partner with respect to any tax matter concerning the Partnership or the Partners.

6.5 Banking. All funds of the Partnership shall be deposited in the name of the Partnership in such checking account or accounts as shall be designated by the General Partner. All withdrawals therefrom are to be made upon checks signed by a Person or Persons authorized by the General Partner.

SECTION 7

TRANSFERS, ADMISSIONS, AND WITHDRAWALS

7.1 Transfers. Except as provided in this Agreement, no Partner shall transfer, sell, assign, encumber, or otherwise dispose of all or any portion of the Partner’s Interest unless the General Partner consents to the transfer, sale, assignment, encumbrance or disposal, or unless the assignment or transfer is to an affiliate of the Partner . Any purported transfer, sale, assignment, encumbrance, or other disposition in violation of this Agreement shall be null and void.

7.2 Admissions.

7.2.1 Transferees. Except as provided in this Agreement, no transferee of an Interest shall be admitted as a Partner of the Partnership without the prior written consent of the General Partner, and only if the transferee agrees to be legally bound by this Agreement as a Partner and executes and delivers to the General Partner such documents and instruments as are necessary or appropriate in connection with the transferee becoming a Partner. The transferee shall pay all costs and expenses incurred by the Partnership in connection with such admission.

7.2.2 Additional Partners. The General Partner shall have the authority to accept Capital Contributions from and admit additional Limited Partners on such terms and conditions as shall be determined by the General Partner.

7.3 No Withdrawal. The Limited Partners shall have no right to withdraw from the Partnership prior to the dissolution and winding up of the Partnership.

7.4 Incapacity of Limited Partner. The Incapacity of a Limited Partner shall not dissolve or terminate the Partnership. In the event of such Incapacity, the executor,

administrator, guardian, trustee or other personal representative of the Limited Partner affected by such Incapacity shall be deemed to be the assignee of such Limited Partner’s Interest and may, subject to Section 7.2, become a substituted Limited Partner.

7.5 Transfers to Certain Family Members and Trusts. Notwithstanding any other provision of this Agreement, any Limited Partner may transfer such Partner’s Interest to such Partner’s spouse, children, or grandchildren, or trust for the benefit of such Partner’s spouse, children, or grandchildren, without the consent of the General Partner. Any transferee of an Interest that is a permitted transferee under this Section 7.5 may, subject to Section 7.2, become a substituted Limited Partner.

SECTION 8

TERMINATION AND DISSOLUTION

8.1 Dissolution Events. The Partnership shall be terminated and dissolved upon the earliest to occur of the following events:

8.1.1 End of Term. The end of the Partnership’s term in accordance with Section 1.5 hereof; or

8.1.2 Dissolution Event with Respect to a General Partner. Any event with respect to a General Partner that would result in a dissolution of the Partnership pursuant to the Act, provided, however, that the Partnership shall not be dissolved if (a) there is at least one remaining General Partner and the business of the Partnership is carried on by the remaining General Partner(s) either alone or together with a new General Partner, or, (b) if there is no remaining General Partner, within ninety (90) days of such event the holders of a majority of the Capital Interests of the Limited Partners elect a new General Partner to continue the business of the Partnership; or

8.1.3 Election of General Partner. The election of the General Partner to dissolve the Partnership; or

8.1.4 Judicial Dissolution. Entry of a final decree of judicial dissolution pursuant to the Act.

8.2 Liquidation.

8.2.1 Winding Up. Upon the dissolution of the Partnership, the Partnership’s business shall be liquidated in an orderly manner. The General Partner or Liquidator shall determine which Partnership property shall be distributed in-kind and which Partnership property shall be liquidated. Profits and Losses up to and including the liquidation shall be allocated among the Partners in accordance with Section 4. The liquidation of Partnership property shall be carried out as promptly as is consistent with obtaining the fair value thereof.

8.2.2 Payments and Distributions. Partnership property or the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order of priority, with no distribution being made in any category set forth below until each preceding category has been satisfied in full:

(a) To the payment and discharge of all of the Partnership’s debts and liabilities, including any debts and liabilities owed to any Partner, and to the expenses of liquidation;

(b) To the establishment of Reserves (which Reserves, to the extent no longer needed by the Partnership, shall be distributed in accordance with the order of priority set forth in Section (c) hereof);

(c) To and among the Partners in accordance with Section 3 of this Agreement.

SECTION 9

EXCULPATION AND INDEMNIFICATION

9.1 Exculpation. No Indemnified Party shall be liable, responsible or accountable in damages or otherwise to the Limited Partners for any act or omission performed or omitted by the Indemnified Party in good faith and in a manner reasonably believed by the Indemnified Party to be in the scope of the authority granted to the Indemnified Party in accordance with this Agreement and in the best interests of the Partnership, provided that the act or omission of the Indemnified Party is not determined by a court to be due to willful misconduct or recklessness.

9.2 Indemnification. The Partnership shall indemnify and hold harmless each Indemnified Party against any loss or damage (including attorneys’ and other professional fees) incurred by the Indemnified Party on behalf of the Partnership or in furtherance of the Partnership’s interests, without relieving the Indemnified Party of liability for willful misconduct or recklessness. The satisfaction of any indemnification shall be from and limited to Partnership’s assets and no Partner shall have any liability on account thereof. The right to indemnification shall include the right to be paid or reimbursed by the Partnership the reasonable expenses incurred by the Indemnified Party in advance of the final disposition of any proceeding; provided, however, that the advance payment of such expenses shall be made only upon delivery to the Partnership of a written affirmation by such Indemnified Party of such Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification under this Agreement and a written undertaking, by or on behalf of such Indemnified Party, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified under this Agreement or otherwise.

SECTION 10

REPRESENTATIONS AND WARRANTIES

10.1 General. As of the date hereof, each of the Partners makes each of the representations and warranties applicable to such Partner as set forth in this Section 10.1, and such representations and warranties shall survive the execution of this Agreement.

10.1.1 Due Incorporation or Formation; Authorization of Agreement. If such Partner is a corporation, partnership, trust, limited liability company, or other legal entity, it is duly organized or formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation and has the power and authority to own property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Partner is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder, and the execution, delivery, and performance of this Agreement has been duly authorized by all necessary corporate or partnership or company action. This Agreement constitutes the legal, valid, and binding obligation of such Partner.

10.1.2 No Conflict or Default. The execution, delivery, and performance of this Agreement and the consummation by such Partner of the transactions contemplated hereby (i) will not conflict with, violate, or result in a breach of any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, or any arbitrator, applicable to such Partner, and (ii) will not conflict with, violate, result in a breach of, or constitute a default under any of the terms, conditions, or provisions of the articles of incorporation, bylaws, partnership agreement, or operating agreement of such Partner, or of any material agreement or instrument to which such Partner is a party or by which such Partner is or may be bound or to which any of its material properties or assets are or may be subject.

10.1.3 Governmental Authorizations. Any registration, declaration or filing with or consent, approval, license, permit or other authorization or order by, any governmental or regulatory authority that is required in connection with the valid execution, delivery, acceptance, and performance by such Partner under this Agreement or the consummation by such Partner of any transaction contemplated hereby has been completed, made, or obtained on or before the effective date of this Agreement.

10.1.4 Litigation. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of such Partner, threatened against or affecting such Partner or any of such Partner’s properties, assets, or businesses in any court or before or by any governmental department, board, agency, instrumentality, or arbitrator which, if adversely determined, could (or in the case of an investigation could lead to any action, suit, or proceeding which, if adversely determined, could) reasonably be expected to materially impair such Partner’s ability to perform its obligations under this Agreement or to have a material adverse effect on the financial condition of such Partner.

10.2 Investment Representations. Each Limited Partner represents and warrants that it has acquired its Interest for its own account as part of a transaction exempt from registration under the Securities Act of 1933, as amended, and applicable state law for investment purposes and not with a view to the resale or distribution thereof, and that it has had access to any and all information necessary to arrive at its decision to acquire its Interest. In addition to the restrictions on transfer of Interests otherwise set forth in this Agreement, no Interest may be sold, transferred, assigned or otherwise disposed of by any Partner in the absence of registration under the Securities Act of 1933, as amended, and applicable state law, or an opinion of counsel experienced in securities matters and satisfactory to the General Partner that such assignment or other disposition will not be in violation of said Act or state laws. No Limited Partner shall have any right to require registration of its Interest under said Securities Act or applicable state law and, in view of the nature of the Partnership and its business, such registration is neither contemplated nor likely. Each Limited Partner further acknowledges that it understands that the effect of the foregoing representation and warranty and restriction on assignment or other disposition is generally to require that such Interest be held indefinitely unless it is registered or an exemption from registration is available.

SECTION 11

MISCELLANEOUS

11.1 Notices and Consents. All notices, approvals, consents, requests, instructions, and other communications (collectively “Communications”) required to be given in writing pursuant to this Agreement shall be validly given, made or served only if in writing and when delivered personally or by registered or certified mail, return receipt requested, postage prepaid, or by a reputable overnight or same day courier, addressed to the

Partnership or the Partner at the address that is on record at the principal office of the Partnership. Any such Communication shall be treated as given under this Agreement when the Communication is delivered to such address. The designation of the Person to receive such Communication on behalf of a Partner or the address of any such Person for the purposes of such Communication may be changed from time to time by written notice given to the Partnership pursuant to this Section. Whenever the consent of the Limited Partners is required, if a Limited Partner has not responded within fourteen (14) days after delivery of the Communication to the Limited Partner, and the General Partner has not received the requisite approval of the Limited Partners to take the action that requires such consent, then the General Partner will send an additional Communication to the Limited Partner who has not responded. If such Limited Partner has not responded to such additional Communication within seven (7) days after such additional Communication is delivered, such Limited Partner will be deemed to have consented to such action.

11.2 Successors. This Agreement shall inure to the benefit of and shall be binding upon all of the parties and their respective heirs, successors and assigns.

11.3 Applicable Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any conflicts of law rules or principles of such state.

11.4 Amendment. No change or modification to this Agreement shall be valid unless the same be in writing and signed by the General Partner and the holders of a majority of the Capital Interests of the Limited Partners.

11.5 Entire Agreement. This Agreement contains the entire understanding among the parties with respect to the subject matter hereof and supersedes any prior written or oral understandings and agreements between them respecting the subject matter hereof. There are no representations, agreements, arrangements, or understandings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

11.6 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby but rather shall be enforced to the greatest extent permitted by law.

11.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts with the same effect as if all of the Partners had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

11.8 Construction. When from the context it appears appropriate, each term stated either in the singular or the plural shall include the singular and the plural and pronouns stated either in the masculine, the feminine or the neuter shall include the masculine, the feminine and the neuter.

11.9 Headings and Captions. The headings and captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

11.10 No Waiver. The failure of any Partner to insist upon strict performance of a covenant hereunder or of any obligation hereunder or to exercise any right or remedy hereunder, regardless of how long such failure shall continue, shall not be a waiver of such Partner’s right to demand strict compliance therewith in the future unless such waiver is in writing and signed by the Partner giving the same.

11.11 Other Business and Investment Ventures. Each Partner and any Affiliate of a Partner may engage in other business or investment ventures, including business or investment ventures in competition with the Partnership, and neither the Partnership nor the other Partners shall have any rights in such business or investment ventures.

11.12 Additional Instruments. Each Partner agrees to execute and deliver such additional agreements, certificates, and other documents as may be necessary or appropriate to carry out the intent and purposes of this Agreement.

11.13 Power of Attorney. Each Limited Partner, by the execution of this Agreement, irrevocably constitutes and appoints the General Partner as its true and lawful attorney-in- fact, with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement. The appointment by each Limited Partner of the General Partner as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Partners under this Agreement will be relying upon the powers of the General Partner to act as contemplated by this Agreement, and any filing or any other action on behalf of the Partnership shall survive the Bankruptcy or death of a Limited Partner.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

GENERAL PARTNER:

SUNGARD COMPUTER SERVICES INC.

By:	/S/ Michael J. Ruane
Michael J. Ruane
Assistant Vice President

LIMITED PARTNER(S):

SUNGARD PARTNER LLC

By:	/S/ Michael J. Ruane
Michael J. Ruane
Assistant Vice President

SUNGARD RECOVERY SERVICES, L.P.

Agreement of Limited Partnership

Exhibit A

PARTNERS’ CAPITAL CONTRIBUTIONS AND INTERESTS

Partners	Contribution	Capital Interest	Profits Interest
General Partner:
SunGard Computer Services Inc.	$10	1%	99%

Limited Partner(s):
SunGard Partner LLC	$990	99%	1%

FIRST AMENDMENT TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

SUNGARD RECOVERY SERVICES LP

THIS FIRST AMENDMENT to the Agreement of Limited Partnership of SunGard Recovery Services LP, a Pennsylvania limited partnership (the “Partnership”) is dated as of January 13, 2004 (“First Amendment”).

BACKGROUND

WHEREAS, SunGard Computer Services Inc., a Pennsylvania corporation (“SCS”) and SunGard Partner LLC, a Delaware limited liability company, did enter into an Agreement of Limited Partnership dated January 1, 2001 pursuant to the provisions of the Pennsylvania Revised Limited Partnership Act (the “Partnership Agreement”) in order to establish the relative rights and management responsibilities of the Company; and

WHEREAS, the Partnership has changed, or is about to change, its name from SunGard Recovery Services LP to SunGard Availability Services LP by the filing of a Certificate of Amendment to Certificate of Limited Partnership with the office of the Secretary of State of the Commonwealth of Pennsylvania; and

WHEREAS, SCS, as the sole general partner of the Partnership, desires to amend the Partnership Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby the undersigned agrees as follows:

1.	Amendment.

a.	Name. The name of the of the Partnership, wherever it appears in the Partnership Agreement, is hereby deleted in its entirety and replaced with the following:

SUNGARD AVAILABILITY SERVICES LP

2.	Effect of Amendment. Except as expressly amended hereby, all other provisions of the Partnership Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned, being all of the partners of the Partnership, have executed this First Amendment to Agreement of Limited Partnership effective as of the day and year first written above.

SUNGARD COMPUTER SERVICES INC.,
General Partner

By:	/S/ James C. Simmons
James C. Simmons, Group President and Chief Executive Officer SunGard Availability Services

SUNGARD PARTNER LLC, Limited Partner
By:	SunGard Computer Services Inc.,
Limited Partner

	By:	/S/ Sara G. Armstrong
Sara G. Armstrong, Assistant Vice President

SECOND AMENDMENT TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

SUNGARD AVAILABILITY SERVICES LP

THIS SECOND AMENDMENT to the Agreement of Limited Partnership of SunGard Availability Services LP, a Pennsylvania limited partnership (the “Partnership”) is dated as of August 12, 2005 (“Second Amendment”).

BACKGROUND

WHEREAS, SunGard Computer Services Inc., a Pennsylvania corporation (“SCS”) and SunGard Partner LLC, a Delaware limited liability company (“Partner LLC”), did enter into an Agreement of Limited Partnership dated January 1, 2001 pursuant to the provisions of the Pennsylvania Revised Limited Partnership Act (the “Partnership Agreement”) in order to establish the relative rights and management responsibilities of the Company; and

WHEREAS, SCS changed its name from SunGard Computer Services Inc. to SunGard Technology Services Inc. by the filing of a Certificate of Amendment to Certificate of Incorporation with the office of the Secretary of State of the Commonwealth of Pennsylvania on July 1, 2005; and

WHEREAS, SCS was then merged into SunGard Technology Services LLC, a Delaware limited liability company by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, and Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania on August 12, 2005; and

WHEREAS, Partner LLC was merged into Inflow LLC, a Delaware limited liability company (“Inflow”) by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on June 30, 2005; and

WHEREAS, SunGard Technology Services LLC, a Delaware limited liability company (“STS”) is the successor in interest to SCS, the sole General Partner of the Partnership,

and Inflow is the successor in interest to Partner LLC, the sole limited partner of the Partnership, STS and Inflow desire to amend the Partnership Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby the undersigned agree as follows:

1.	Amendment. Exhibit “A” shall be deleted in its entirety and replaced with Exhibit “A-1” attached hereto.

2.	Effect of Amendment. Except as expressly amended hereby, all other provisions of the Partnership Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned, being all of the partners of the Partnership, have executed this Second Amendment to Agreement of Limited Partnership effective as of the day and year first written above.

SUNGARD TECHNOLOGY SERVICES LLC
General Partner

By:	/S/ James C. Simmons
James C. Simmons, Group President and Chief Executive Officer, SunGard Availability Services

INFLOW LLC, Limited Partner
By:	SunGard Technology Services Inc.,
Limited Partner

	By:	/S/ Sara G. Armstrong
Sara G. Armstrong, Assistant Vice President

SUNGARD AVAILABILITY SERVICES LP

Agreement of Limited Partnership

Exhibit A-1

PARTNERS’ CAPITAL CONTRIBUTION AND INTERESTS

	Capital Profits
Partner	Contribution	Interest	Interest
General Partner:
SunGard Technology Services LLC	$10	1%	99%
Limited Partner:
Inflow LLC	$990	99%	1%

PENNSYLVANIA DEPARTMENT OF STATE

CORPORATION BUREAU

Certificate of Amendment-Domestic (15 Pa.C.S.)
Entity Number
2980505	☒ Limited Partnership (§ 8512)
☐ Limited Liability Company (§ 8951)

CT-CORP. COUNTER	Document will be returned to the name and address you enter to the left.
Ü

Fee: $70	Filed in the Department of State on JAN 20, 2004

Secretary of the Commonwealth

In compliance with the requirements of the applicable provisions (relating to certificate of amendment), the undersigned, desiring to amend its Certificate of Limited Partnership/Organization, hereby certifies that:

1.	The name of the limited partnership/limited liability company is:

SunGard Recovery Services LP

2.	The date of filing of the original Certificate of Limited Partnership/Organization: January 1, 2001

3.	Check, and if appropriate complete, one of the following:

☒	The amendment adopted by the limited partnership/limited liability company, set forth in full, is as follows:

  The name of the partnership is changed from SunGard Recovery Services LP to SunGard Availability Services LP

☐	The amendment adopted by the limited partnership/limited liability company is set forth in full in Exhibit A attached hereto and made a part hereof.

4.	Check, and if appropriate complete, one of the following:

☒	The amendment shall be effective upon filing this Certificate of Amendment in the Department of State.

☐	The amendment shall be effective on: _________ at __________.
Date Hour

5.	Check if the amendment restates the Certificate of Limited Partnership/Organization:

☐	The restated Certificate of Limited Partnership/Organization supersedes the original Certificate of Limited Partnership/Organization and all previous amendments thereto.

IN TESTIMONY WHEREOF, the undersigned limited partnership/limited liability company has caused this Certificate of Amendment to be executed this 14th day of January, 2004.

SunGard Recovery Services LP
Name of Limited Partnership/Limited Liability Company

Signature

Sara G. Armstrong, Asst. Vice President
Title